TSX: ERO
NYSE: ERO

November 2, 2026
Ero Copper Reports Record Third Quarter 2026 Results
(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three and nine months ended September 30, 2026. Management will host a conference call tomorrow, Tuesday, November 3, 2026, at 10:30 a.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS
•Consolidated quarterly copper production totaled 18,345 tonnes in concentrate, up 6% sequentially, at C1 cash costs(1) of $2.51 per pound produced.
•Gold from the Xavantina Operations totaled 25,258 ounces, up 23% from the previous quarter on increased ounces recovered from historic gold concentrate stockpiles.
◦Gold recovered from historic concentrate stockpiles increased 47% to a record of 17,414 ounces at C1 cash costs(1) and AISC(1) of $621 and $710 per ounce, respectively.
◦Mined gold production totaled 7,844 ounces at C1 cash costs(1) and AISC(1) of $1,892 and $3,607 per ounce, respectively.
•Record financial metrics, including cash flow from operations, adjusted EBITDA(1) and net income, supported by strong operating performance, higher copper and gold sales volumes, and favorable metal prices.
◦Cash flow from operations was $191.2 million, up 39% quarter-on-quarter.
◦Adjusted EBITDA(1) was $200.6 million, also up 39% quarter-on-quarter.
◦Net income attributable to the owners of the Company was $116.2 million, or $1.10 per diluted share, representing a 30% quarter-on-quarter increase.
◦Adjusted net income attributable to the owners of the Company(1) increased 48% quarter-on-quarter to $129.3 million, or $1.22 per diluted share.
•Reduced net debt(1) by approximately $100 million during the quarter and nearly $200 million since the beginning of 2025 to $353.5 million. Accelerated deleveraging was supported by the Company's strong cash flow generation, with approximately 97% of every dollar of cash available for deleveraging(2) applied toward debt reduction year-to-date. The Company's net debt leverage ratio improved to 0.5x at quarter-end from 1.2x at December 31, 2025.(3)

1	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
•Available liquidity(1) increased by $82.3 million quarter-on-quarter to $264.1 million, including $114.1 million in cash and cash equivalents and $150.0 million of undrawn availability under the Company's senior secured revolving credit facility.
•The Company’s foreign exchange hedge program generated realized gains of $10.4 million in Q3 and $30.3 million year-to-date, offsetting the cash impact of the stronger BRL. These gains are recognized separately and are not reflected in the Company's reported unit operating costs. Allocating the year-to-date realized gains across the Company's operations on a pro rata basis would equate to estimated reductions of approximately $0.15 per pound on full-year consolidated copper C1 cash costs(1) and approximately $50 per ounce on Xavantina's full-year C1 cash costs(1) and AISC(1).
•Reaffirming consolidated copper production and updating consolidated copper cost guidance as well as Xavantina production and cost guidance to reflect year-to-date performance and Q4 historic gold concentrate sales outlook.
◦Consolidated copper production guidance remains unchanged at 67,500 to 77,500 tonnes, with Q4 expected to be the strongest production quarter of the year at both copper operations.
◦Consolidated copper C1 cash cost(1) guidance has been updated to $2.25 to $2.45 per pound produced, reflecting inflationary pressures associated with the ongoing U.S.-Iran conflict and a stronger BRL. Allocating year-to-date realized foreign exchange hedge gains across the Company's operations on a pro rata basis would reduce full-year C1 cash costs(1) by approximately $0.15 per pound to $2.10 to $2.30 per pound, in line with the Company's original 2026 guidance.
◦Total gold from Xavantina is expected to be 75,000 to 80,000 ounces, comprising approximately 45,000 ounces recovered from historic concentrate stockpiles and 30,000 to 35,000 ounces of mined production. Q4 mined production is expected to benefit from higher mining rates and grades following the acceleration of underground development during Q3.
◦Xavantina C1 cash cost(1) and AISC(1) guidance for mined gold production has been updated to $1,650 to $1,800 per ounce and $3,300 to $3,600 per ounce, respectively. Allocating year-to-date realized foreign exchange hedge gains across the Company's operations on a pro rata basis would reduce these ranges by approximately $50 per ounce to $1,600 to $1,750 and $3,250 to $3,550 per ounce, respectively.
◦Capital expenditure guidance remains unchanged at $285 to $330 million.
•The Company continued to advance the Furnas Copper-Gold Project ("Furnas" or the "Project"), completing the Phase 3 drill program in Q3 2026, more than two years ahead of schedule.
◦Completion of the 45,000-meter Phase 3 drill program satisfies the exploration component of the Furnas earn-in agreement with Vale Base Metals.

2	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
◦The Company continues to advance key technical workstreams, including permitting, hydrogeological studies, environmental studies, and confirmatory metallurgical testwork in support of a Pre-Feasibility Study expected to be published in 2027.
"Ero delivered record financial results in Q3. Significant free cash flow generation enabled us to accelerate our pace of deleveraging - one of the core commitments we have made to our shareholders. Results were supported by continued growth in copper and gold sales volumes, cost savings from our OneEro initiative, and our foreign exchange hedge strategy designed to protect cash operating margins," said Makko DeFilippo, President & Chief Executive Officer.

“Our operating performance continued to strengthen during the quarter as optimization initiatives launched in 2025 and advanced further in 2026 translated into sustainable improvements across the business. Caraíba and Tucumã delivered sequential throughput gains of 8% and 14%, respectively, and our operations remain on track to deliver record consolidated copper production in 2026. At Tucumã, the tailings filtration expansion remains on track for completion by year-end. At Xavantina, increased recovery of gold from historic concentrate stockpiles supported higher quarterly gold sales, while mine operations achieved record underground development, which we expect will translate to higher sustained mining rates and additional flexibility in the coming quarters.

"We are pleased with the progress across our operations, our continued commitment to deleveraging and the significant progress we have made throughout our growth initiatives this year, including the completion of all drilling requirements at Furnas more than 2 years ahead of schedule."

(1)    These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2026 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2)    Cash available for deleveraging, on a year-to-date basis, represents cash flow from operations of $421.9 million, less capital expenditures of $222.3 million ($203.1 million for additions to mineral properties, plant and equipment and $19.2 million for additions to exploration and evaluation assets) and interest, lease, and finance payments of $63.2 million ($36.7 million for interest paid on loans and borrowings, $16.4 million for lease liability payments and $10.1 million for other finance expenses paid). Of the resulting $136.4 million of cash available for deleveraging, $132.0 million was applied to debt principal repayments, equivalent to approximately $0.97 of every $1.00 available.
(3)    The Company's net debt leverage ratio as of September 30, 2026 was 0.5x, based on net debt of $353.5 million and trailing 12-month adjusted EBITDA of $656.6 million. By comparison, the ratio as of December 31, 2025 was 1.2x, based on net debt of $501.7 million and trailing 12-month adjusted EBITDA of $409.7 million.

3	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
THIRD QUARTER REVIEW

The Caraíba Operations
•The Caraíba Operations produced 9,387 tonnes of copper in concentrate during the period at C1 cash costs(1) of $2.89 per pound produced.
•Production increased by approximately 12% quarter-on-quarter driven by higher plant throughput with modestly higher processed grades and recoveries. C1 cash costs(1) were impacted by higher waste stripping costs at Surubim, increased diesel and maintenance costs, and the continued strength of the BRL.
The Tucumã Operation
•The Tucumã Operation produced 8,958 tonnes of copper in concentrate during the quarter at C1 cash costs(1) of $2.12 per pound produced.
•Production was in line with the prior quarter, as improved plant throughput offset lower grades and recoveries. C1 cash costs(1) were also in line with the prior period, with initial OneEro cost savings offsetting the impact of inflationary pressures on input costs and the continued strength of the BRL.
•The Company remains on schedule to install and commission modular tailings filters in Q4, providing additional capacity to Tucumã's tailings filtration circuit. The incremental filtration capacity and associated plant throughput benefits are expected to support future production plans and have not been reflected in 2026 operational guidance.
The Xavantina Operations
•Gold produced and recovered at the Xavantina Operations increased 23% quarter-on-quarter to 25,258 ounces, supported by increased ounces recovered from historic gold concentrate stockpiles.
◦Gold recovered from historic concentrate stockpiles increased 47% quarter-on-quarter to 17,414 ounces at C1 cash costs(1) and AISC(1) of $621 and $710 per ounce, respectively. Operations benefited from drier seasonal conditions and additional drying infrastructure installed in late Q2.
◦Mine production was 7,844 ounces at C1 cash costs(1) and AISC(1) of $1,892 and $3,607 per ounce, respectively. Higher throughput was offset by lower processed grades, as mine operations focused on accelerating underground development during the quarter, limiting access to higher-grade stopes.
•Gold sales also increased approximately 47% quarter-on-quarter to 24,957 ounces, comprising 4,949 ounces of gold doré and 20,008 ounces of gold in concentrate, including contributions from Xavantina's historic gold concentrates.
(1)    These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2026 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

4	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
OPERATING HIGHLIGHTS

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Copper (Caraíba Operations)
Ore Mined (tonnes)	1,142,352	1,098,614	1,018,972	3,226,543	2,507,975
Ore Processed (tonnes)	1,161,102	1,074,182	996,661	3,307,493	2,481,508
Grade (% Cu)	0.90	0.87	1.01	0.90	1.14
Recovery (%)	89.4	89.0	90.4	88.9	90.6
Cu Production (tonnes)	9,387	8,351	9,085	26,564	25,604
Cu Production (000 lbs)	20,694	18,411	20,030	58,564	56,448
Cu Sold in Concentrate (tonnes)	9,537	7,926	9,080	26,668	25,416
Cu Sold in Concentrate (000 lbs)	21,026	17,474	20,017	58,793	56,031
Cu C1 cash cost(1)	$2.89	$2.76	$2.32	$2.81	$2.20

Copper (Tucumã Operation)
Ore Mined (tonnes)	1,224,488	590,600	1,333,748	2,271,772	2,460,850
Ore Processed (tonnes)	814,137	715,415	575,041	2,093,269	1,288,054
Grade (% Cu)	1.30	1.44	1.51	1.44	1.74
Recovery (%)	85.0	88.2	89.2	87.1	88.0
Cu Production (tonnes)	8,958	8,964	7,579	26,383	18,997
Cu Production (000 lbs)	19,749	19,763	16,707	58,164	41,880
Cu Sold in Concentrate (tonnes)	8,638	8,581	6,622	25,970	17,758
Cu Sold in Concentrate (000 lbs)	19,044	18,918	14,598	57,254	39,149
Cu C1 cash cost(1)(2)	$2.12	$2.10	$1.62	$2.07	$1.62

Gold (Xavantina Operations)
Ore Mined (tonnes)	56,527	49,484	50,268	138,831	121,325
Ore Processed (tonnes)	55,478	48,564	47,865	141,170	118,922
Grade (g / tonne)	4.90	6.20	8.15	5.55	7.46
Recovery (%)	89.7	89.8	78.4	87.5	84.7
Au Production (oz)	7,844	8,693	9,073	22,032	23,454
Historic Au Concentrate Recovered (oz)	17,414	11,860	—	31,386	—
Au Sold in Doré (oz)	4,949	6,663	8,439	17,631	22,549
Au Sold in Concentrate (oz)(3)	20,008	10,353	—	34,672	—
Au Production C1 cash cost(1)	$1,892	$1,586	$1,086	$1,828	$1,100
Au Production AISC(1)	$3,607	$2,881	$2,425	$3,528	$2,307
Historic Au Concentrate C1 cash cost(1)	$621	$633	—	$645	—
Historic Au Concentrate AISC(1)	$710	$715	—	$733	—
(1)    Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2026 and the Reconciliation of Non-IFRS Measures section at the end of this press release.
(2)    The Company declared commercial production at the Tucumã Operation effective July 1, 2025. As such, copper C1 cash costs for the Tucumã Operation reflect costs from Q3 2025 onward only.
(3)    Gold sold in concentrate includes gold ounces produced in flotation and the historic gold concentrate stockpile.

5	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
FINANCIAL HIGHLIGHTS
($ in millions, except per share amounts)

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Revenues	$348.0	$284.3	$177.1	$895.5	$465.7
Gross profit	169.6	121.4	57.4	396.9	180.2
EBITDA(1)	195.8	159.8	90.8	531.0	322.8
Adjusted EBITDA(1)	200.6	144.0	77.1	469.8	223.0
Cash flow from operations	191.2	137.9	110.3	421.9	266.0
Net income	118.0	90.7	36.5	318.0	188.2
Net income attributable to owners of the Company	116.2	89.5	36.0	314.6	186.8
Per share (basic)	1.11	0.86	0.35	3.02	1.80
Per share (diluted)	1.10	0.85	0.35	2.97	1.80
Adjusted net income attributable to owners of the Company(1)	129.3	87.4	27.9	289.1	111.9
Per share (basic)	1.24	0.84	0.27	2.77	1.08
Per share (diluted)	1.22	0.83	0.27	2.73	1.08

Cash, cash equivalents, and short-term investments	114.1	101.7	66.3	114.1	66.3
Working capital (deficit)(1)	89.4	87.7	(45.2)	89.4	(45.2)
Available liquidity(1)	264.1	181.7	111.3	264.1	111.3
Net debt(1)	353.5	452.7	545.5	353.5	545.5
(1)    Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2026 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

6	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
2026 GUIDANCE
Consolidated copper production guidance remains unchanged at 67,500 to 77,500 tonnes, with Q4 expected to be the strongest production quarter of the year at both copper operations. At the Caraíba Operations, Q4 copper production is expected to benefit from higher mined and processed copper grades. At the Tucumã Operation, higher plant throughput and improved recoveries are expected to offset lower planned copper grades.
Full-year consolidated copper C1 cash cost(1) guidance has been updated to $2.25 to $2.45 per pound produced, reflecting the impact of continued strength in the BRL, inflationary pressures arising from the ongoing U.S.-Iran conflict, and delayed access to the higher-grade pit bottom of Surubim at the Caraíba Operations during the third quarter. Unit costs are expected to decline in Q4 at both of the copper operations driven by increased production.
The cash impact of the stronger BRL has been offset by year-to-date realized gains of $30.3 million from the Company's foreign exchange hedge program. Allocating the year-to-date realized foreign exchange hedge gains across the Company's operations on a pro rata basis would translate to an estimated reduction of approximately $0.15 per pound on full-year consolidated copper C1 cash costs(1), equating to $2.10 to $2.30 per pound produced, generally in line with the Company's original 2026 guidance.
Gold from Xavantina is expected to total 75,000 to 80,000 ounces in 2026, including 30,000 to 35,000 ounces of mined production and approximately 45,000 ounces recovered from historic gold concentrate stockpiles. Mined gold production guidance has been revised to reflect extended downtime in H1 related to the installation of key ventilation and cooling infrastructure and lower mined and processed grades in Q3. Mined production is expected to increase in Q4, supported by higher mining rates and grades following the acceleration of underground development during Q3. As a result, gold C1 cash cost(1) and AISC(1) guidance has been updated to $1,650 to $1,800 per ounce and $3,300 to $3,600 per ounce, respectively. Allocating the year-to-date realized foreign exchange hedge gains across the Company's operations on a pro rata basis would translate to an estimated reduction of approximately $50 per ounce on Xavantina's full-year C1 cash costs(1) and AISC(1) equating to $1,600 to $1,750 and $3,250 to $3,550 per ounce, respectively.
Gold recovered from historic concentrate stockpiles is expected to total approximately 45,000 ounces, including over 31,000 ounces recovered through the end of Q3 and approximately 15,000 ounces projected for Q4. The Q4 shipment outlook includes more than 6,000 ounces invoiced in October and approximately 9,000 ounces contained in concentrate at site undergoing drying prior to shipment.
Total capital expenditure guidance is maintained in the range of $285 to $330 million.

7	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
2026 Production and Cost Guidance

	Previous Guidance	Current Guidance	Current Guidance with YTD $30M FX Gain Applied(1)
Consolidated Copper Production (tonnes)
Caraíba Operations	35,000 - 40,000	35,000 - 40,000	35,000 - 40,000
Tucumã Operation	32,500 - 37,500	32,500 - 37,500	32,500 - 37,500
Total Copper	67,500 - 77,500	67,500 - 77,500	67,500 - 77,500

Consolidated Copper C1 Cash Costs ($/lb)(2)
Caraíba Operations	$2.30 - $2.50	$2.55 - $2.75	$2.35 - $2.55
Tucumã Operation	$1.95 - $2.15	$1.95 - $2.15	$1.85 - $2.05
Consolidated Copper Operations	$2.15 - $2.35	$2.25 - $2.45	$2.10 - $2.30

The Xavantina Operations (oz)
Mined Au Production	40,000 - 50,000	30,000 - 35,000	30,000 - 35,000
Au Recovered from Historic Stockpiles	—	Approx. 45,000	Approx. 45,000
Total Gold	40,000 - 50,000	75,000 - 80,000	75,000 - 80,000

Mined Gold Production Costs ($/oz)
C1 Cash Cost(2)	$1,100 - $1,350	$1,650 - $1,800	$1,600 - $1,750
AISC(2)	$2,200 - $2,700	$3,300 - $3,600	$3,250 - $3,550
Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1)    Assumes $30.3 million realized gains through the end of Q3 from the Company's foreign exchange hedge program, allocated to the operations for the purposes of calculating C1 cash costs as follows: 55% ($16.7 million) to Caraíba, 30% ($9.1 million) to Tucumã, and 15% ($4.6 million) to Xavantina, amounts may not sum due to rounding.
(2)    Please refer to the section titled "Reconciliation of Non-IFRS Measures" within this Press Release.

2026 Capital Expenditure Guidance
Figures presented in the table below are in USD millions.

Current Guidance
Caraíba Operations	$170 - $185
Tucumã Operation	$35 - $45
Xavantina Operations	$50 - $60
Furnas Copper-Gold Project, Other Exploration & Corporate	$30 - $40
Total	$285 - $330
Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent AIF and Management of Risks and Uncertainties in the MD&A for complete risk factors.

8	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Tuesday, November 3, 2026 at 10:30 a.m. Eastern Time to discuss these results. A results presentation will be available for download via the webcast link and in the Presentations section of the Company's website on the day of the conference call.

Date:	Tuesday, November 3, 2026
Time:	10:30 a.m. Eastern Time
Dial in:
Canada/USA Toll Free: 1-833-752-3380
International: +1-647-846-2821

Please dial in 5-10 minutes prior to the start of the call or pre-register using this link to bypass the live operator queue.

(https://dpregister.com/sreg/10212017/104e507c7ef)

Webcast:	To access the webcast, click here. (https://event.choruscall.com/mediaframe/webcast.html?webcastid=aGktY9cu)
Replay:	Canada/USA: 1-855-669-9658, International: +1-412-317-0088 For country-specific dial-in numbers, click here. (https://services.choruscall.com/ccforms/replay.html)
Replay Passcode:	1109122

9	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
Reconciliation of Non-IFRS Measures
Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, gold C1 cash cost, gold AISC, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details, please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the three and nine months ended September 30, 2026 which is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

10	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
Copper C1 cash cost
The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure. Amounts in US$ thousands, except per-pound amounts and where otherwise indicated.

The Caraíba Operations

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Cost of production	$65,552	$59,098	$50,261	$187,002	$132,870
Add (less):
Transportation costs & other	4,079	2,895	1,731	9,870	4,845
Treatment, refining, and other	610	(5,225)	2,508	(2,451)	7,258
By-product credits	(8,726)	(8,045)	(6,693)	(26,848)	(17,597)
Incentive payments	(1,607)	(1,700)	(1,425)	(4,841)	(4,171)
Net change in inventory	(71)	3,647	199	2,093	1,247
Foreign exchange and other	(60)	106	(46)	(41)	(177)
C1 cash costs	$59,777	$50,776	$46,535	$164,784	$124,275

Mining	$46,594	$42,510	$33,943	$131,515	$91,181
Processing	9,098	9,986	8,222	28,186	21,123
Indirect	8,122	8,655	6,824	24,512	17,465
Production costs	63,814	61,151	48,989	184,213	129,769
By-product credits	(8,726)	(8,045)	(6,693)	(26,848)	(17,597)
Treatment, refining and other	4,689	(2,330)	4,239	7,419	12,103
C1 cash costs	$59,777	$50,776	$46,535	$164,784	$124,275

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Costs per pound
Total copper produced (lbs, 000)	20,694	18,411	20,030	58,564	56,448

Mining	$2.25	$2.31	$1.69	$2.25	$1.62
Processing	$0.44	$0.54	$0.41	$0.48	$0.37
Indirect	$0.39	$0.47	$0.34	$0.42	$0.31
By-product credits	$(0.42)	$(0.44)	$(0.33)	$(0.46)	$(0.31)
Treatment, refining and other	$0.23	$(0.12)	$0.21	$0.12	$0.21
Copper C1 cash costs	$2.89	$2.76	$2.32	$2.81	$2.20

11	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
The Tucumã Operation

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Cost of production	$33,646	$31,632	$18,308	$95,016	$35,504
Add (less):
Transportation costs & other	8,191	9,393	4,880	23,975	4,880
Treatment, refining, and other	163	378	1,486	3,012	1,486
By-product credits	(566)	(425)	—	(1,692)	—
Incentive payments	(552)	(480)	(401)	(1,578)	(401)
Net change in inventory	981	1,021	2,783	1,446	2,783
Pre-commercial cost of production	—	—	—	—	(17,196)
Foreign exchange and other	(6)	4	—	(6)	—
C1 cash costs	$41,857	$41,523	$27,056	$120,173	$27,056

Mining	$10,943	$8,963	$4,552	$26,444	$4,552
Processing	18,649	18,566	12,455	55,191	12,455
Indirect	4,477	4,648	3,698	13,243	3,698
Production costs	34,069	32,177	20,705	94,878	20,705
By-product credits	(566)	(425)	—	(1,692)	—
Treatment, refining and other	8,354	9,771	6,351	26,987	6,351
C1 cash costs	$41,857	$41,523	$27,056	$120,173	$27,056

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Costs per pound
Total copper produced (lbs, 000)	19,749	19,763	16,707	58,164	16,707

Mining	$0.55	$0.45	$0.27	$0.45	$0.27
Processing	$0.94	$0.94	$0.75	$0.95	$0.75
Indirect	$0.23	$0.24	$0.22	$0.23	$0.22
By-product credits	$(0.03)	$(0.02)	$—	$(0.03)	$—
Treatment, refining and other	$0.43	$0.49	$0.38	$0.47	$0.38
Copper C1 cash costs	$2.12	$2.10	$1.62	$2.07	$1.62

12	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
Gold Production C1 cash cost and gold AISC

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure. Amounts in US$ thousands, except per-ounce amounts or where otherwise indicated.

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Cost of production	$16,684	$16,618	$10,032	$47,179	$25,018
Less: Gold concentrate re-handling costs	(3,793)	(3,682)	—	(9,116)	—
Cost of mine production	$12,891	$12,936	$10,032	$38,063	$25,018
Add (less):
Incentive payments	(482)	(427)	(364)	(1,229)	(842)
Net change in inventory	996	357	191	546	1,593
By-product credits	(146)	(284)	(208)	(619)	(478)
Smelting, refining and selling expenses	1,587	1,167	217	3,523	540
Foreign exchange and other	(8)	40	(12)	(6)	(41)
Gold production C1 cash costs	$14,838	$13,789	$9,856	$40,278	$25,790
Site general and administrative	1,860	1,647	1,602	4,916	3,954
Accretion of mine closure and rehabilitation provision	149	152	151	446	437
Sustaining capital expenditure	8,046	5,867	7,307	22,049	15,651
Sustaining lease payments	2,958	3,077	2,524	8,657	6,858
Royalties and production taxes	436	516	566	1,386	1,415
Gold production AISC	$28,287	$25,048	$22,006	$77,732	$54,105

13	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Costs
Mining	$7,156	$6,894	$4,871	$19,870	$13,183
Processing	3,515	3,414	2,787	9,869	7,465
Indirect	2,726	2,598	2,189	7,635	5,080
Production costs	13,397	12,906	9,847	37,374	25,728
Treatment, refining and other	1,587	1,167	217	3,523	540
By-product credits	(146)	(284)	(208)	(619)	(478)
Gold production C1 cash costs	$14,838	$13,789	$9,856	$40,278	$25,790
Site general and administrative	1,860	1,647	1,602	4,916	3,954
Accretion of mine closure and rehabilitation provision	149	152	151	446	437
Sustaining capital expenditure	8,046	5,867	7,307	22,049	15,651
Sustaining lease payments	2,958	3,077	2,524	8,657	6,858
Royalties and production taxes	436	516	566	1,386	1,415
Gold production AISC	$28,287	$25,048	$22,006	$77,732	$54,105

Costs per ounce
Total gold produced (ounces)	7,844	8,693	9,073	22,032	23,454

Mining	$912	$793	$537	$902	$562
Processing	$448	$393	$307	$448	$318
Indirect	$349	$299	$241	$346	$216
Treatment, refining and other	$202	$134	$24	$160	$23
By-product credits	$(19)	$(33)	$(23)	$(28)	$(19)
Gold production C1 cash cost	$1,892	$1,586	$1,086	$1,828	$1,100
Gold production AISC	$3,607	$2,881	$2,425	$3,528	$2,307

14	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
Historic Gold Concentrate C1 cash cost and gold AISC

The following table provides a reconciliation of historic gold concentrate C1 cash cost and historic gold concentrate AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Cost of production	$16,684	$16,618	$10,032	$47,179	$25,018
less: Cost of mine production	(12,891)	(12,936)	(10,032)	(38,063)	(25,018)
Gold concentrate re-handling costs	$3,793	$3,682	$—	$9,116	$—
Add (less):
Net change in inventory	207	(11)	—	(132)	—
By-product credits	(1,374)	(974)	—	(2,482)	—
Smelting, refining and selling expenses	8,184	4,811	—	13,749	—
Historic gold concentrate C1 cash costs	$10,810	$7,508	$—	$20,251	$—
Royalties and production taxes	1,556	967	—	2,769	—
Historic gold concentrate AISC	$12,366	$8,475	$—	$23,020	$—

	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Costs
Gold concentrate re-handling costs	4,000	3,671	—	8,984	—
Smelting, refining and selling costs	8,184	4,811	—	13,749	—
By-product credits	(1,374)	(974)	—	(2,482)	—
Historic gold concentrate C1 cash costs	$10,810	$7,508	$—	$20,251	$—
Royalties and production taxes	1,556	967	—	2,769	—
Historic gold concentrate AISC	$12,366	$8,475	$—	$23,020	$—

Costs per ounce
Historic gold concentrate recovered (ounces)	17,414	11,860	—	31,386	—

Gold concentrate re-handling costs	$230	$310	$—	$286	$—
Smelting, refining and selling costs	$470	$406	$—	$438	$—
By-product credits	$(79)	$(82)	$—	$(79)	$—
Historic gold concentrate C1 cash costs	$621	$633	$—	$645	$—
Historic gold concentrate AISC	$710	$715	$—	$733	$—

15	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.Amounts in US$ thousands.

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Net Income	$117,954	$90,749	$36,513	$318,014	$188,168
Adjustments:
Finance expense	9,952	12,678	11,331	33,694	22,030
Finance income	(825)	(1,443)	(1,208)	(3,389)	(3,176)
Income tax expense	25,564	19,321	12,774	62,770	40,597
Amortization and depreciation	43,117	38,514	31,369	119,950	75,204
EBITDA	$195,762	$159,819	$90,779	$531,039	$322,823
Foreign exchange gain	(5,077)	(10,845)	(22,055)	(69,577)	(119,095)
Share-based compensation	7,458	1,063	6,742	11,161	15,671
Unrealized loss (gain) on commodity derivatives	2,462	(6,014)	1,627	(2,801)	3,093
Others	—	—	—	—	458
Adjusted EBITDA	$200,605	$144,023	$77,093	$469,822	$222,950

16	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2026 - Q3	2026 - Q2	2025 - Q3	2026 - YTD	2025 - YTD
Net income as reported attributable to the owners of the Company	$116,237	$89,543	$35,978	$314,551	$186,753
Adjustments:
Share-based compensation	7,458	1,063	6,742	11,161	15,671
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	1,063	(3,267)	(15,057)	(32,464)	(82,889)
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	3,042	5,363	(3,964)	(8,059)	(27,309)
Unrealized loss (gain) on commodity derivatives	2,452	(5,870)	1,574	(2,685)	3,020
Others	—	—	—	—	458
Tax effect on the above adjustments	(1,000)	575	2,661	6,589	16,221
Adjusted net income attributable to owners of the Company	$129,252	$87,407	$27,934	$289,093	$111,925

Weighted average number of common shares
Basic	104,351,583	104,282,548	103,621,631	104,299,083	103,589,664
Diluted	105,977,099	105,876,946	104,044,755	105,903,492	103,941,295

Adjusted EPS
Basic	$1.24	$0.84	$0.27	$2.77	$1.08
Diluted	$1.22	$0.83	$0.27	$2.73	$1.08

17	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
Net Debt (Cash)

The following table provides a calculation of net debt (cash) based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2026	June 30, 2026	December 31, 2025	September 30, 2025
Current portion of loans and borrowings	$17,966	$34,578	$55,711	$50,590
Long-term portion of loans and borrowings	449,548	519,856	551,403	561,146
Less:
Cash and cash equivalents	(114,053)	(101,742)	(105,442)	(66,257)
Net debt (cash)	$353,461	$452,692	$501,672	$545,479

Working Capital and Available Liquidity

The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	September 30, 2026	June 30, 2026	December 31, 2025	September 30, 2025
Current assets	$325,162	$324,000	$276,212	$207,413
Less: Current liabilities	(235,774)	(236,345)	(260,718)	(252,579)
Working capital (deficit)	$89,388	$87,655	$15,494	$(45,166)

Cash and cash equivalents	114,053	101,742	105,442	66,257
Available undrawn revolving credit facilities	150,000	80,000	45,000	45,000
Available liquidity	$264,053	$181,742	$150,442	$111,257

18	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO
Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets. Headquartered in Vancouver, B.C., the Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project.
Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).
FOR MORE INFORMATION, PLEASE CONTACT
Farooq Hamed, VP, Investor Relations
info@ero.com

19	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Operation and the Xavantina Operations, including the expected timing and weighting of production, plant throughput, mined and processed copper or gold grades, recoveries and unit costs; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report, the Tucumã Project Technical Report and the Furnas Project Technical Report; the estimation of mineral reserves and mineral resources; estimated completion dates for certain milestones, including completion of the Pilar Mine’s new external shaft at the Caraíba Operations; the ability of the Company to maintain improved performance at the Caraíba mill and realize the expected benefits associated with the Pilar Mine’s new external shaft; the expected timing of delivery, installation and commissioning of additional modular tailings filters at the Tucumã Operation and the anticipated impact of such filters on tailings filtration capacity, plant throughput and future production; the expected benefits of the ventilation and cooling infrastructure installed at the Xavantina Operations, including increased mining rates, mill throughput and processed gold grades; expectations regarding gold concentrate sales from the Xavantina Operations, including the expected timing and volume of sales and the anticipated benefits of drier seasonal conditions and the mobile filter press and industrial dryer commissioned on site; the anticipated benefits of the new powerline and processing plant optimization initiatives at the Xavantina Operations; expectations regarding the impact of inflationary pressures, geopolitical conflicts and fluctuations in the Brazilian real on the Company’s operating costs, capital expenditures and financial results; expectations of cost savings related to the OneEro Program; expectations regarding foreign exchange derivative contracts, including expected gains thereon and the exchange rate assumptions underlying such expectations; the Company’s capital allocation priorities, including continued deleveraging of the balance sheet; the Company’s ability to advance work programs under the Furnas earn-in agreement, including exploration, drilling, permitting, engineering, geotechnical, hydrogeological, environmental and metallurgical programs; the expected completion of planned exploration activities at the Furnas Copper-Gold Project; the timing and completion of a pre-feasibility study for the Furnas Copper-Gold Project, currently expected to be published in 2027; the potential to extend known mineralization, upgrade mineral resources to higher-confidence categories or mineral reserves, enhance project economics or increase the potential production profile at the Furnas Copper-Gold Project; the discovery of additional mineralization and the potential impact of exploration results on future production rates at the Company’s mines or processing facilities; the Company’s expectations associated with historic gold concentrate stockpiles at the Xavantina Operations, including operating costs, payability, grades, sales volumes and the timing of sales; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s most recent Annual Information Form (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metals; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; workforce continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

20	Ero
733 Seymour Street | Suite 3100 | Vancouver | BC | V6B 0S6 | Canada